Mail Stop 6010
Via Facsimile and U.S. Mail

June 15, 2007

Candace Kendle, PharmD
Chairman, CEO and Principal Executive Officer
Kendle International, Inc.
441Vine Street, 1200 Rod Carew Tower
Cincinnati, Ohio 45202

> **Re:** **Kendle International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed on March 16, 2007**
> **File No. 000-23019**

Dear Dr. Kendle:

We have reviewed your May 7, 2007 response to our April 10, 2007 letter, as well as your June 5, 2007 response provided to us by e-mail, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

General

1.   Please file on EDGAR your letter dated June 5, 2007 that was sent to us by e-mail.

Managements Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 20

2.   Please refer to prior comments three and four. We continue to believe that your disclosure should provide investors with a fuller understanding of accounting estimates included in your accounting for net service revenues and direct costs, the related variability that you have experienced and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Please provide the following information in disclosure-type format.

- You state that "the Company believes that total costs constitute the most appropriate indicator of the performance of fixed price contracts because the costs relate primarily to the amount of labor hours incurred to perform the contract." Based on this response, it appears that you are using the proportional performance method and not the percentage of completion method contemplated under SOP 81-1. If true, revise your description of the accounting method used for your fixed price contracts. Also, revise your disclosure to state that the input measure of cost is a reasonable substitute for an output measure under the proportional performance model.
- You state that "historically contract amendments represent 15% to 20% of annual sales." Provide a more specific description of your contract amendment process, including frequency and processing time frames.
- Quantify the amount of backlog in amendment processing at December 31, 2006.
- The magnitude of contract amendments relating to "services that the Company has already performed" is unclear. Quantify the revenue impact of contract amendments on services "already performed" for each period presented.
- Provide a quantification of the components of direct costs and explain material changes in these components for each period presented.
- Describe your accounting for direct costs associated with contract amendments and if material quantify the amount of direct costs that were deferred at December 31, 2006. If you believe the amount of deferred directs costs are not material, please tell us this amount on a supplemental basis.
- Your response that you do not plan to use the "reasonably possible standard in future filings unless circumstances indicate otherwise" does not adequately address our concern. Provide a discussion and quantification of the expected "reasonably likely" impact of changes in estimated contract value and estimated total costs on your future revenues and income from operations. If you believe the "reasonably likely" impact of changes in estimated contract value and estimated total costs will not be material, please state that fact.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

        You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at 202-551-3679.

                        Sincerely,

                        Jim B. Rosenberg
                        Senior Assistant Chief Accountant